UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*



Burlington Stores, Inc.
 (Name of Issuer)


Common Stock, par value $0.01 per share
(Title of Class of Securities)


122017106
(CUSIP Number)


December 31, 2013
(Date of Event Which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 122017106

13G

Page 2 of 11 Pages


1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BCIP Associates - G
       EIN No.:   20-2194543


2.
                                                    (a)		[]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (b)		[]

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.

SOLE VOTING POWER

12,870 Shares

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

12,870 Shares

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,870 Shares

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.02%


12.

TYPE OF REPORTING PERSON
              PN




CUSIP No. 122017106

13G

Page 3 of 11 Pages


1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BCIP TCV, LLC
       EIN No.: 06-1665410


2.
                                                    (a)		[]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (b)		[]

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.

SOLE VOTING POWER

644,556 Shares

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

644,556 Shares

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

644,556 Shares

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.88 %


12.

TYPE OF REPORTING PERSON
              PN




CUSIP No. 122017106

13G

Page 4 of 11 Pages


1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bain Capital Integral Investors, LLC
       EIN No.: 04-3516394


2.
                                                   (a)		[]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (b)		[]

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.

SOLE VOTING POWER

27,754,221 Shares

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

27,754,221 Shares

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON

27,754,221 Shares

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.69 %


12.

TYPE OF REPORTING PERSON
              PN





CUSIP No. 122017106

13G

Page 5 of 11 Pages

13.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bain Capital Fund IX, LLC
       EIN No.: 20-4186987


14.
                                                     (a)		[]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (b)		[ ]

15.

SEC USE ONLY


16.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

17.

SOLE VOTING POWER

25,977,237 Shares

18.

SHARED VOTING POWER

0

19.

SOLE DISPOSITIVE POWER

25,977,237 Shares

20.

SHARED DISPOSITIVE POWER

0

21.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,977,237 Shares

22.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

23.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

35.28 %


24.

TYPE OF REPORTING PERSON
              PN


Item 1(a).	Name of Issuer
       The name of the issuer to which this filing on
Schedule 13G relates is Burlington Stores, Inc. (the "Company").

Item 1(b). 	Address of Issuer's Principal Executive Offices

       The principal executive offices of the Company are located at 1830 Route 130, North Burlington, New Jersey 08016.

Item 2(a).	Name of Person Filing
       This statement is being filed on behalf of the following (collectively, the "Reporting Persons"): (1) BCIP Associates - G, a Delaware general partnership ("BCIP-G"), (2) BCIP TCV, LLC, a Delaware limited liability company ("BCIP TCV"), (3) Bain Capital Integral Investors, LLC, a Delaware limited liability company ("Integral Investors"), and (4) Bain Capital Fund IX, LLC, a Delaware limited liability company ("Fund IX").

       Bain Capital Investors, LLC, a Delaware limited liability company ("BCI") is the managing partner of BCIP-G. BCI is the administrative member of BCIP TCV and Integral Investors.
BCI is the general partner of Bain Capital Partners IX, L.P. ("Partners IX"), which is the general partner of Bain Capital
Fund IX, L.P. ("Fund IX L.P.), which is the sole member of Fund IX.

       The Reporting Persons have entered into a Joint Filing
Agreement, dated February 14, 2014, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities
Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or,
if none, Residence

       The principal business address of each of the Reporting
Persons is John Hancock Tower, 200 Clarendon Street, Boston
MA 02116.

Item 2(c).	Citizenship
       Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value
$0.01 per share ("Common Stock").

Item 2(e).	CUSIP Number
       The CUSIP number of the Company's Common Stock is 122017106.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [  ] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [  ] An investment adviser in accordance with
Section 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d 1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h) [  ] A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

  	[  ]  If this statement is filed pursuant to
	Section 240.13d-1(c), check this box.

Item 4.	Ownership
Item 4(a).  Amount beneficially owned
       This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2013, the following shares were held by the Reporting Persons:

       BCIP-G held 12,870 shares of Common Stock of the Company, representing 0.02% of the Company's outstanding shares of Common Stock.

       BCIP TCV held 644,556 shares of Common Stock of the Company, representing approximately 0.88% of the Company's outstanding shares of Common Stock.

       Integral Investors held 27,754,221 shares of Common
Stock of the Company, representing approximately 37.69% of the Company's outstanding shares of Common Stock.

       Fund IX held 25,977,237 shares of Common Stock of the Company, representing approximately 35.28% of the Company's outstanding shares of Common Stock.

       As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 54,388,884 shares of Common Stock of the Company, representing, in the aggregate, 73.87% of the Company's oustanding shares of Common Stock. The percentage of the Company's outstanding shares of Common Stock held by the Reporting Persons is based on 73,632,530 shares of Common Stock outstanding, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on December 12, 2013.

Item 4(b).  Percent of Class
See Item 4(a) hereof.

Item 4(c).  Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
       BCIP-G	12,870
       BCIP TCV	644,556
       Integral Investors	27,754,221
       Fund IX	25,977,237


(ii)	shared power to vote or to direct the vote:   0

(iii)	sole power to dispose or to direct the disposition of:
       BCIP-G	12,870
       BCIP TCV	644,556
       Integral Investors	27,754,221
       Fund IX	25,977,237

(iv)	shared power to dispose or to direct the disposition of:   0

Item 5.	Ownership of Five Percent or Less of a Class
       Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of
Another Person
        Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which
Acquired the Security Being Reported on by the Parent Holding Company:
       Not Applicable.

Item 8.	Identification and Classification of Members of the Group
       Not Applicable.

Item 9.	Notice of Dissolution of Group
       Not Applicable.

Item 10. Certification
	Not Applicable


SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

 Dated:  February 14, 2014

 BCIP ASSOCIATES-G
By Bain Capital Investors, LLC,
its managing partner

			BCIP TCV, LLC
By: Bain Capital Investors, LLC,
	its administrative member,

       BAIN CAPITAL INTEGRAL INVESTORS, L.P.
       By:  Bain Capital Investors, LLC,
       its administrative member,

       BAIN CAPITAL FUND IX, LLC
       By: Bain Capital Fund IX, L.P.,
       its sole member
       By: Bain Capital Partners IX, L.P.,
       its general partner
       By: Bain Capital Investors, LLC,
       	its general partner



			By: _/s/ Michael D. Ward
				Michael D. Ward
				Managing Director
































       Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2014

					  BCIP ASSOCIATES-G
		               			     	By Bain Capital Investors, LLC,
								its managing partner

			BCIP TCV, LLC
By: Bain Capital Investors, LLC,
	its administrative member,

       BAIN CAPITAL INTEGRAL INVESTORS, L.P.
       By:  Bain Capital Investors, LLC,
       its administrative member,

       BAIN CAPITAL FUND IX, LLC
       By: Bain Capital Fund IX, L.P.,
       its sole member
       By: Bain Capital Partners IX, L.P.,
       its general partner
       By: Bain Capital Investors, LLC,
       	its general partner



			By: _/s/ Michael D. Ward
				Michael D. Ward
				Managing Director








	Page 16 of 13 Pages




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